SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TRADING UPDATE - 4 SEPT 2013

Ryanair Holdings Plc today (4 Sept) issued a trading update and cautioned that while it remains comfortable with its H1 guidance, a recent weakness in forward yields into Q3 suggests that there will be no upgrade to full year guidance, as the airline now expects the full year outturn will be at the lower end of its full year net profit range of €570m to €600m.  However if fares and yields continue to weaken over the coming winter there can be no guarantee that the full year outturn may not finish at or slightly below the lower end of this range.

Ryanair's Michael O'Leary said:

"As indicated during our Q1 results presentation on July 29, close in late bookings in July had been at weaker than expected yields due primarily to the heatwave in Northern Europe and weaker sterling/euro exchange rates.  The close in booking pattern returned to some normality in August, which will ensure that our H1 guidance remains unchanged, which is for a small increase in H1 profits over the prior year H1 comparable.

However in recent weeks we have noticed a perceptible dip in forward fares and yields into September, October and November, which is we believe due to a combination of factors:

●	Increased price competition and some capacity increases in the UK, Scandinavia, Spanish and Irish markets.
●	The continuing effect of austerity and weak economic conditions across Europe.
●	Weaker sterling/euro exchange rates.

We will respond to this lower yield outlook by selectively reducing our winter season capacity, thereby cutting our full year traffic target from over 81.5m to just under 81m.  We are also rolling out a range of lower fares and aggressive seat sales particularly in those markets mainly UK, Scandinavia, Spain and Ireland.

Ryanair remains confident that we will continue to hit our revised passenger targets albeit at lower fares and yields than originally expected.  Accordingly it is prudent to advise shareholders that our full year profit after tax (PAT) guidance will now be at the lower end of our €570m to €600m range.

However even at or slightly below this full year number of €570m PAT, Ryanair cash flows and balance sheet remain in rude good health and there is no change to our recently announced plans to complete share buybacks of at least €400m (€177m already completed in FY March 2014) and up to €600m via a combination of dividends and/or buybacks in FY March 2015."

An analyst conference call will be held at 9.00am.

The dial in number is 00 44 203-427-1909 and conference call code 2628709.

Ends.

For further information       Howard Millar                               Joe Carmody
please contact:                    Ryanair Holdings plc                    Edelman
www.ryanair.com                Tel: 353-1-8121212                    Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 September, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary